                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

         INFORMATION REQUIRED FOR SOLICITATIONS AND RECOMMENDATIONS IN
          CONNECTION WITH PROXY SOLICITATIONS COVERED BY THE 1934 ACT
                             REPORTING REQUIREMENTS

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             @ ENTERTAINMENT, INC.
                           (Name of Subject Company)

                             @ ENTERTAINMENT, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  045920 10 5
                     (CUSIP Number of Class of Securities)

                             ROBERT E. FOWLER, III
                            CHIEF EXECUTIVE OFFICER
                             @ ENTERTAINMENT, INC.
                              ONE COMMERCIAL PLAZA
                             HARTFORD, CONNECTICUT
                                 (860) 549-1674
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                   on behalf of the person filing statement)

                                    Copy to:
                                  MARC R. PAUL
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                          WASHINGTON, D.C. 20006-4078
                                 (202) 452-7034

    This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated June 15, 1999 (the "Schedule 14D-9") with respect to the tender offer (the "Offer") by Bison Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of the Netherlands (the "Parent"), to purchase all of the issued and outstanding shares of common stock, value $.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    Item 8 is hereby amended to add at the end thereof the following:

    On Friday, July 2, 1999, notification was received of early termination of the fifteen-day waiting period under the HSR Act applicable to the purchase of Common Stock. The waiting period was due to expire on Wednesday, July 7, 1999.

    On Tuesday, June 29, 1999, the Polish Competition and Consumer Protection Office issued a statement expressing its lack of objection to the Purchaser's intended acquisition of the Company. The parties have also determined that no filing will be required with the Commission of the European Community with respect to the acquisition by the Purchaser of the Company.

    On July 7, 1999, the Purchaser and Parent together issued a press release announcing the extension of the Expiration Date of the Offer until Midnight, New York City time, on Thursday, August 5, 1999, unless further extended. A copy of the press release is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    The response to Item 9 is hereby amended, and supplemented to add the following:

    EXHIBIT
    NUMBER       DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------
     Exhibit
      (a)(7)     Press Release of Parent and Purchaser dated July 7, 1999 extending the Expiration Date of the
                 Offer to Purchase.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                @ENTERTAINMENT, INC.

                                By:          /s/ ROBERT E. FOWLER, III
                                     -----------------------------------------
                                               Robert E. Fowler, III
                                              CHIEF EXECUTIVE OFFICER

July 8, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER           DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------
Exhibit (a)(7)   Press Release of Parent and Purchaser dated July 7, 1999 extending the Expiration Date of the
                 Offer to Purchase.